RECEIVED
MAY 28 2010
WASH. D.C.
193

cm


10030905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50979 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldbrooke Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 MAIN STREET #700
(No. and Street)

| IRVINE | CA | 92614 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nina Manning (949) 794-1050
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARLSON & SMITH LLP
(Name – *if individual, state last, first, middle name*)

| 5550 TOPANGA CANYON BLVD. #155 | WOODLAND HILLS | CA | 91367 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GARY L. KALTENBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLDBROOKE FINANCIAL SERVICES, INC., as of MARCH 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman of the Board

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED and SWORN to (or affirmed) before me, this 21 day of May, 2010

by GARY L. KALTENBACH, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


EDWARD S. INOUYE
COMM. # 1695773
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. SEPT. 25, 2010

WITNESS my hand and official seal

Notary Public

This Area for Official Notary Stamp

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc., (the Company) as of March 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson & Smith LLP

Carlson & Smith LLP
Woodland Hills, California
May 27, 2010

# COLDBROOKE FINANCIAL SERVICES, INC.
# STATEMENT OF FINANCIAL CONDITION
# March 31, 2010

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 50,578 |
| Income taxes receivable | | 3,621 |
| | $ | 54,199 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ | 54 |
| Income taxes payable | | 2,416 |
| Total liabilities | | 2,470 |
| | | |
| Stockholder's Equity: | | |
| Class A common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares | | 1,000 |
| Class B common stock, no par value, authorized 990,000 shares, issued and outstanding 9,000 shares | | 9,000 |
| Retained earnings | | 41,729 |
| Total stockholder's equity | | 51,729 |
| | $ | 54,199 |

See accompanying notes and auditor's report.

# COLDBROOKE FINANCIAL SERVICES, INC.
## STATEMENT OF OPERATION
## For the Year Ended March 31, 2010

| | | |
|---|---|---|
| Revenue | | |
| All Other Securities Commissions | $ | 870,002 |
| Other income | | 328,830 |
| | | 1,198,832 |
| Expenses | | |
| Other employee compensation and benefits | | 829,977 |
| Commissions paid to other broker-dealers | | 20,482 |
| Regulatory fees and expenses | | 6,460 |
| Other expenses | | 325,304 |
| | | 1,182,223 |
| Income (Loss) before income taxes | | 16,609 |
| Income Taxes | | 62 |
| Net income (loss) | $ | 16,547 |
| Basic earnings per share | $ | 2 |

See accompanying notes and auditor's report.

# COLDBROOKE FINANCIAL SERVICES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## For the Year Ended March 31, 2010

| | Capital Stock | | | | | |
|---|---|---|---|---|---|---|
| | Common Class A | | Common Class B | | | |
| | Shares | Amount | Shares | Amount | Retained Earnings | Total Stockholder's Equity |
| Balance at March 31, 2009 as previously reported | 1,000 | $ 1,000 | 9,000 | $ 9,000 | $ 26,300 | $ 36,300 |
| Prior period adjustment -- See Note 10 | | | | | (1,118) | (1,118) |
| Balance at March 31, 2009 as restated | 1,000 | 1,000 | 9,000 | 9,000 | 25,182 | 35,182 |
| Net income (loss) | | | | | 16,547 | 16,547 |
| Balance at March 31, 2010 | 1,000 | $ 1,000 | 9,000 | $ 9,000 | $ 41,729 | $ 51,729 |

See accompanying notes and auditor's report.

# COLDBROOKE FINANCIAL SERVICES, INC.
## STATEMENT OF CASH FLOWS
## For the Year Ended March 31, 2010

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | | $ 16,547 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Income taxes receivable | $ (3,621) | |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | (1,064) | |
| Income taxes payable | (915) | |
| Total adjustments | | (5,600) |
| Net cash provided by operating activities | | 10,947 |
| Net increase in cash | | 10,947 |
| Cash, April 1, 2009 | | 39,631 |
| Cash, March 31, 2010 | | $ 50,578 |

See accompanying notes and auditor's report.

**Coldbrooke Financial Services, Inc.**
**Notes to Financial Statements**
**March 31, 2010**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### (a) Business Activity

The Company is a registered limited broker dealer created to facilitate in the payment of commissions to registered representatives of Signator Investors, Inc. generated by the sale of John Hancock variable life and variable annuity products. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company receives overrides from the domestic sale of John Hancock Variable Life Insurance Company products but does not participate in or facilitate their sale. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

### (b) Revenue and Cost Recognition

The Company recognizes revenue for overrides as they are earned. The commissions earned by the registered representatives of Signator Investors, Inc. who are employed by the related General Agency formally owned by the shareholder of the Company are recorded as income of the company when received. The commissions are paid to the related company and recorded as expenses of the Company as they are paid. Period expenses are recognized when incurred.

### (c) Accounts Receivable

An allowance for doubtful accounts is provided equal to the estimated loss of collection to be incurred in the collection of all accounts. At March 31, 2010, there was no accounts receivable and no allowance for doubtful accounts.

### (d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

### (e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Those estimates include an allowance, if any, for uncollectible accounts.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (f) Income Taxes

The Company reports its liability and expense for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Accounting for Income Taxes. FASB ASC 740 requires the recognition of deferred tax liabilities and assets for the expected future tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities.

## NOTE 2 – CASH & CASH EQUIVALENTS

Following is a summary of cash and cash equivalents at March 31, 2010:

| | |
|---|---|
| Cash in bank | $ 50,578 |

## NOTE 3 – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ (783) | $ 0 | $ (783) |
| State and local | 845 | 0 | 845 |
| | $ 62 | $ 0 | $ 62 |

## NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's cash funds are located in a single financial institution. Cash accounts at the bank are insured by the FDIC for up to $250,000. At March 31, 2010, the Company's cash balance did not exceed the insured limit.

## NOTE 5 – COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock, and Class B common stock, a type of non-voting stock.

## NOTE 6 – BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the year. Diluted earnings per share are not presented because the Company has issued no common shares bearing any potential for dilution.

## NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a specified minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $ 48,108, which was $ 43,108 greater than its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

## NOTE 8 – MAJOR CUSTOMERS/PRODUCTS

Almost one hundred percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance company. If that insurance company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to change its operation and sell variety of other products from other insurance companies within a very short time.

## NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with another company wholly owned by the shareholder's two sons. Under this agreement, the Company pays this related entity a monthly administrative fee for services performed by employees of the related entity, rent for office space, telephone costs, and the cost of office furniture and equipment usage. The fees are determined from time to time in accordance with a formula developed by a third party on a reasonable basis. The terms of the agreement will remain in effect until the agreement is cancelled in writing by either party or the related party's contract with John Hancock Life Insurance Company is terminated. These agreements will be cancelled and new ones drafted shall the current terms materially change. For the fiscal year ended March 31, 2010, the Company paid $36,000 in administrative fees, $25,015 in rent, $487 in telephone, $11,400 in furniture and equipment usage. Additionally, the Company paid, by agreement, a consulting fee of $190,000.

## NOTE 10 – CORRECTION OF ERRORS IN PRIOR PERIOD

The Company's financial statement as of March 31, 2009 understated accrued expenses by $1,118. Retained earnings as of April 1, 2009 has been reduced by $1,118 to correct the aggregate and net effect of the error of $1,118. Had the error not been made, net loss for fiscal year ending 2009 would have been increased by $1,118. The error had no income tax effect for March 31, 2009.

# SCHEDULE I
# COLDBROOKE FINANCIAL SERVICES, INC.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of March 31, 2010

| | |
|---|---|
| **Net Capital** | |
| Total stockholder's equity | $ 51,729 |
| Deduct stockholder's equity not allowable for net capital | 0 |
| Total stockholder's equity qualified for net capital | 51,729 |
| Add: | |
| Subordinated borrowings allowable in computation of net capital | 0 |
| Other allowable credits | 0 |
| Total capital and allowable subordinated liabilitites | 51,729 |
| Non-allowable assets: | |
| Income tax receivable | (3,621) |
| Other deductions and/or charges | |
| Other additiona and/or allowable credits | |
| Net Capital before haircuts on security positions | 48,108 |
| Haircuts on securities | 0 |
| Net Capital | $ 48,108 |
| | |
| **Aggregate indebtedness** | |
| Accounts payable, accrued expenses and other liabilities | $ 54 |
| Income taxes payable | 2,416 |
| Items not included in statement of financial condition | |
| Total aggregate indebtedness | $ 2,470 |
| | |
| **Computation of basic net capital requirment** | |
| Minimum net capital required based on aggregate indebtedness | $ 165 |
| Minimum dollar requirement | $ 5,000 |
| Net capital required | $ 5,000 |
| | |
| Excess net capital | $ 43,108 |
| Excess net capital at 1,000 percent | $ 47,861 |
| | |
| Ratio: aggregate indebtedness to net capital | 0.0513 |

See accompanying notes and auditor's report.

# SCHEDULE I
# COLDBROOKE FINANCIAL SERVICES, INC.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of March 31, 2010

**Reconciliation with company's computation (included in Part II of Form X-17A-5 as of March 31, 2009)**

| | |
|---|---|
| Net Capital as reported in Company's Part IIA (unaudited) FOCUS report | 47,466 |
| Error in recording commission expense adjusted by the Company | (273) |
| Audit adjustment to record corporate income taxes payable and receivable | 4,536 |
| Unallowable assets booked by audit adjustments | |
| Income tax receivable | (3,621) |
| Net Capital as reported above | $ 48,108 |

See accompanying notes and auditor's report.

**COLDBROOKE FINANCIAL SERVICES, INC.**
**SUPPLEMENTARY INFORMATION**
**As of March 31, 2010**

**1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:**

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

**2. Information Relating to Possession or Control Requirements under Rule 15c3-3:**

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

**INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Board of Directors
Coldbrooke Financial Services, Inc
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Coldbrooke Financial Services, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coldbrooke Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coldbrooke Financial Services Inc.'s management is responsible for the Coldbrooke Financial Services. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entry on the cash disbursement journal for the entire fiscal year noting no differences;
2. Compared the amounts of the audited Form X-17A-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting no differences;
3. Compared adjustment reported in Form SIPC-7 with sales journal and supporting statements from the insurance company noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related sales journal and statements from the insurance company supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carlson + Smith LLP

Carlson & Smith LLP
Woodland Hills, California
May 27, 2010

SIPC-7 (30-REV 3/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (30-REV 3/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050979 FINRA MAR
COLDBROOKE FINANCIAL SERVICES INC
2601 MAIN ST STE 700
IRVINE CA 92614-4229

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nina Manning (949) 794-1050

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed (exclude interest) ( 150.00 )

09/30/2009
Date Paid

C. Less prior overpayment applied ( -0- )

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $( -0- )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

mailed

Dated the 31st day of March, 2010.

Coldbrooke Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Secretary
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,198,832 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | -0- |
| (2) Net loss from principal transactions in securities in trading accounts. | -0- |
| (3) Net loss from principal transactions in commodities in trading accounts. | -0- |
| (4) Interest and dividend expense deducted in determining item 2a. | -0- |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | -0- |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | -0- |
| (7) Net loss from securities in investment accounts. | -0- |
| Total additions | -0- |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,198,832 |
| (2) Revenues from commodity transactions. | -0- |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | -0- |
| (4) Reimbursements for postage in connection with proxy solicitation. | -0- |
| (5) Net gain from securities in investment accounts. | -0- |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | -0- |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | -0- |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | -0- |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0- | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0- | |
| Enter the greater of line (i) or (ii) | -0- |
| Total deductions | 1,198,832 |
| 2d. SIPC Net Operating Revenues | $ -0- |
| 2e. General Assessment @ .0025 | $ 150.00 |
| | (to page 1 but not less than $150 minimum) |

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

# INTERNAL CONTROL REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Coldbrooke Financial Services, Inc. (the Company), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance..

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of company's financial statements will not be prevented or detected and corrected on a timely basis..

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Carlson & Smith LLP

Woodland Hills, California
May 27, 2010